August 16, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dell Inc.
Commission File No. 000-17017
Preliminary Proxy Material

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, enclosed for filing on behalf of Dell Inc. (the “Company”) are preliminary copies of the proxy statement and form of proxy for use by the Company in connection with the Company’s 2013 Annual Meeting of Stockholders (the “Annual Meeting”) to be held on October 17, 2013. No fees are required for this filing according to Exchange Act Rule 14a-6(i).

The preliminary proxy material is being filed in accordance with Exchange Act Rule 14a-6(a) because the material comments upon and refers to a solicitation in opposition in connection with the election of directors at the Annual Meeting.

Certain of the information contained in the Company’s preliminary proxy statement was included in the Company’s Amendment No. 1 to Form 10-K (the “Form 10-K/A”), which was filed with the Commission on June 3, 2013 and subsequently reviewed by the Commission staff. On July 2, 2013, the Company submitted to the Commission staff a written response to the staff’s two comments relating to the Company’s Form 10-K/A.

Copies of the Company’s definitive proxy statement and definitive form of proxy are scheduled to be first released to stockholders on or about September 12, 2013.

Very truly yours,

/s/ Janet B. Wright
Janet B. Wright
Vice President and Assistant Secretary

Enclosures